UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

The following are included in this Report on Form 6-K:


1. Press release dated September 17, 2002.

2. Press release dated October 8, 2002.

3. Press release dated October 21, 2002

4. Press release dated October 22, 2002

5. Press release dated November 5, 2002

6. Press release dated November 12, 2002

PRESS RELEASE                                             Source: Alvarion Ltd.

LEADING WIRELESS PROVIDER, MIDWEST WIRELESS, USES ALVARION'S SOLUTION TO PROVIDE WIRELESS BROADBAND SERVICES
TUESDAY SEPTEMBER 17, 6:00 AM ET

TEL-AVIV, Israel and CARLSBAD, Calif.--(BUSINESS WIRE)--Sept. 17, 2002--

Leveraging Assets, Major U.S. Wireless Company Finds


BreezeACCESS(TM) Solution a Logical Fit


Alvarion Ltd. (Nasdaq:ALVR - News), a leading provider of Broadband Wireless Access (BWA) solutions today announced that Midwest Wireless, a major U.S. wireless company, has deployed a BreezeACCESS(TM) fixed wireless network to deliver its ClearWave High-Speed Wireless Internet service over 3,500 square miles throughout its rural Minnesota service areas.


With over 250,000 wireless phone service customers, Midwest is a leading wireless carrier in the U.S. With a desire to expand its revenues and to bring affordable broadband services to rural Minnesota, in 2001 Midwest set out to leverage its extensive infrastructure -- including tower properties, RF expertise, billing structures, and network backbone -- as the basis for a new business of providing wireless broadband connectivity. After trial testing other options, including WiFi, Midwest selected Alvarion's mature and stable BreezeACCESS platform, which was designed specifically to support secure high-quality broadband services in the license-exempt bands. BreezeACCESS proved more robust, due to its interference-resistant modulation and rugged, carrier-grade form factor.


Commenting on Midwest Wireless's choice of Alvarion, its President, Dennis Miller, commented, "We chose Alvarion because of its demonstrated ability to deliver consistent high-quality services. Our reputation for excellence demands that any service we deliver -- voice or data -- be top quality, all the time.


"Introducing ClearWave using BreezeACCESS equipment is very cost-effective because we are able to reuse so many of our assets in deploying the new infrastructure. We are grateful to Alvarion for having helped us bring high-speed Internet service into areas where it is so critically needed."


Amir Rosenzweig, president of Alvarion, Inc., added, "We are delighted that Alvarion products are delivering such value to Midwest and to its customers. For cellular providers like Midwest, it is very cost-effective to deploy complementary wireless broadband networks that satisfy customers and bring in additional revenues. For the people and businesses they serve, affordable broadband services lead to a broad range of favorable social and economic consequences that derive from better connectivity. We are proud to be the leading supplier of broadband wireless systems to rural operators, and continue to target this market segment as a tremendous source of potential growth."


About Alvarion


Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.


Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.


For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.


About Midwest Wireless


Mankato-based Midwest Wireless is a leading provider of telecommunications services operating in 68 counties of Minnesota, Iowa and Wisconsin. The company's wireless phone service offerings include ClearlyDigital and Realm. In addition to ClearWave, Midwest Wireless is currently exploring a multitude of other data services.


For more information about Midwest Wireless visit www.midwestwireless.com.


This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.


----------------------------
Contact:
     Alvarion
     Dafna Gruber, +972 3 645 6252
     dafna.gruber@alvarion.com
     or
     KCSA
     Joseph A. Mansi / Adam J. Rosen
     212/896-1205 / 212/896-1220
     jmansi@kcsa.com / arosen@kcsa.com

PRESS RELEASE                                                  Source: Alvarion

ALVARION BWA NETWORK DEPLOYED BY MOSCOW CELLULAR OPERATOR
TUESDAY OCTOBER 8, 6:02 AM ET
AFTER QUICKLY INSTALLING THE FIRST STAGE OF THE NETWORK, MCC HAS LAUNCHED INTERNET ACCESS AND VPN SERVICES IN MOSCOW REGION


TEL-AVIV, Israel--(BUSINESS WIRE)--Oct. 8, 2002-- Alvarion Ltd. (NASDAQ: ALVR -
News), a leading provider of Broadband Wireless Access (BWA) solutions, today announced that Moscow Cellular Communications (MCC), a leading Russian cellular operator, has finished installation of the first stage of an extensive BreezeACCESS(TM) XL fixed wireless network on the 3.5GHz frequency band, and has begun rolling out commercial services.


Network deployment began in December 2001 following a successful pilot study that proved BreezeACCESS's ability to provide cost-effective Broadband Internet Access, Virtual Private Networks (VPNs), and other advanced access services. During the first stage, Alvarion equipment worth approximately $500,000 has been installed throughout the greater Moscow region, and services for residences and businesses have been launched under the brand name of Alaris.


MCC is one of Russia's largest and best-capitalized cellular operators, and is currently migrating from an analog network to GSM and 3G digital technologies. In deploying Alvarion's cutting-edge BWA network, MCC recognized the opportunity to leverage its substantial assets, including towers, customer service organization, customer base, and branding, to launch popular revenue-generating data services.


Commenting on the news Bulat I.Timerbulatov, Deputy Managing Director of MCC, said, "Demand for broadband Internet access in Moscow is growing fast, but DSL cannot reach more than 30% of the region due to its poor wireline infrastructure. This is a great opportunity for us. Using Alvarion technology and the assets we have built through our cellular business, it has been quick and relatively inexpensive to set up our new data infrastructure, and to launch the city's most sophisticated telecommunications services. We continue to expand the network as an important way to secure our market share and boost our revenues."


Zvi Slonimsky, CEO of Alvarion, added, "MCC, like so many cellular operators, has discovered that BWA is a great business opportunity. In most developing regions with poor infrastructures, the established cellular providers are ideally positioned to benefit from DSL's shortcomings. Using our BWA networks, they can quickly launch affordable broadband Internet access and advanced data services to increase their revenues and improve their positioning. This is a compelling business proposition, and an important driver of our sales."


About MCC


Moscow Cellular Communications (MCC) was established in 1992 and is one of the leading Russian cellular communication service providers. The founders of the company are MGTS, MMT, RTDK, and others. At present, MCC is developing rapidly, introducing next generation tariff plans for its subscribers, offering Internet access services, and testing state-of-the-art digital cellular communication technologies which may become a future platform for upgrading the existing MCC network.


For more information, please visit its website at http://www.mcc.ru.

About Alvarion


Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.


Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.


For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.


This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.



----------------------------
Contact:
     ALVARION
     Dafna Gruber, +972 3 645 6252
     dafna.gruber@alvarion.com
        or
     KCSA
     Joseph A. Mansi, 212/896-1205
     jmansi@kcsa.com
     Lee Roth, 212/896-1209
     LROTH@KCSA.COM

PRESS RELEASE                                                  Source: Alvarion

ALVARION'S THIRD QUARTER 2002 EARNINGS RELEASE AND CONFERENCE CALL SCHEDULED FOR NOVEMBER 5, 2002
MONDAY OCTOBER 21, 10:02 AM ET

TEL AVIV, Israel--(BUSINESS WIRE)--Oct. 21, 2002--Alvarion Ltd. (NASDAQ: ALVR -
News), a leading developer and manufacturer of broadband wireless access products, announced today that it will release its Third Quarter 2002 results on November 5, 2002, during pre-market hours.

Following the announcement, Alvarion will host a conference call at 9:00 a.m. EST. The Company invites you to listen to the call at the following telephone numbers: (888) 417-2310 in the United States, or (973) 582-2710 Internationally. The call will also be available live on the Internet at the following sites: www.kcsa.com and www.alvarion.com.


A replay of the call will be available from 11:00 a.m. EST on November 5, 2002 through 11:59 p.m. (EST) on November 12, 2002. To access the replay, please call
(877) 519-4471 in the Unites States, or (973) 341-3080, internationally. To access the replay, users will need to enter the following code: 3543822.


About Alvarion


Alvarion is a powerhouse of point-to-multipoint broadband wireless access (BWA) solutions for telecom carriers, service providers, and Enterprises worldwide. Alvarion's systems are used to provide Internet access and voice and data services for subscribers in the last mile, as well as for cellular network feeding, building-to-building connectivity, and wireless local area networks
(LANs).


Alvarion, which was formed by the merger of BreezeCOM and Floware, offers the broadest range of BWA solutions by market segment and frequency band. Its solutions are designed to address all carriers' and service providers' business models. With the combined market experience of its founding companies, a strong customer base, diversified distribution channels and field-proven deployments, Alvarion is the leading BWA pure-play provider for all types of end-users, from residential subscribers to business customers.


For more information, please visit Alvarion's World Wide Web site at http://www.alvarion.com.


This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

---------------------------
Contact:
     ALVARION
     Dafna Gruber, +972 3 645 6252
     dafna.gruber@alvarion.com
                or
     KCSA
     Joseph A. Mansi / Lee Roth
     +1 212 896 1205 / +1 212 896 1209
     jmansi@kcsa.com / lroth@kcsa.com

PRESS RELEASE                                                  Source: Alvarion

ALVARION FORMS OEM PARTNERSHIP WITH SIEMENS' JOINT VENTURE, BEIJING INTERNATIONAL SWITCHING SYSTEM CORPORATION -BISC-
TUESDAY OCTOBER 22, 6:00 AM ET

PARTNERSHIP EXTENDS ALVARION'S POSITIONING IN THE EMERGING CHINESE BWA
MARKETPLACE

TEL AVIV, Israel--(BUSINESS WIRE)--Oct. 22, 2002-- Alvarion Ltd. (NASDAQ:ALVR -
News), a leading provider of Broadband Wireless Access (BWA) solutions, today announced that it has formed an OEM partnership with Siemens' joint venture Beijing International Switching System Corporation (BISC), a powerful Chinese telecommunications equipment provider owned jointly by SIEMENS AG (one of Alvarion's strategic OEM partners) and Chinese enterprises.

BISC will market Alvarion's advanced fixed wireless solutions in the 26GHz and 3.5GHz bands to Chinese operators. These operators are taking advantage of exciting new opportunities created through the progress of China's frequency allocation process.


With low initial costs, a "pay as you grow" approach, and extensive service reach, Alvarion's systems are a cost-effective and flexible way for operators to quickly build new infrastructure and to launch value-added IP services. Based on advanced wireless technology, Alvarion solutions are ideal for areas such as China that have insufficient wireline infrastructure and difficult terrain. Alvarion's mature, full-featured products support high-quality voice services together with the high-speed data services (VPNs, VLANs, VoIP, and others) demanded by business customers.


Norbert Muhrer, President and CEO of BISC, said, "We are eager to join with Alvarion to address the new telecom opportunities emerging throughout China. BWA solutions are ideal for the newly emerged operators following the split of China Telecom, whose success depends on their ability to quickly set up quality services towards mainly corporate customers and independently manage their own telecom infrastructure. With thousands of network deployments, Alvarion's solution range is by far the most comprehensive on the market, and will allow us to give operators unmatched strategic flexibility.


"We expect their new 26GHZ WALKair 3000 to beat the current competition in the Chinese market. We see the OEM partnership with Alvarion as an important step forward and are keen to bring our partnership to success."


Zvi Slonimsky, CEO of Alvarion, added, "This OEM agreement proves again the value of our long-standing partnership with Siemens, which has been so important to us throughout the years. We are pleased to team up with Siemens' joint venture BISC to extend our presence in this expanding high-potential market. Our advanced solutions are ideal for the Chinese market. They will allow operators to quickly establish a new class of telecom services that satisfy China's increasingly sophisticated telecommunications demands, and to build a solid revenue base."


About BISC (Beijing International Switching System Corporation)


Beijing International Switching System Corporation Limited (BISC) is a high-tech joint venture between SIEMENS AG and Chinese enterprises. The company focuses on the manufacturing and marketing of EWSD switching systems and data network solutions, broadband access product (Xpresslink), Next Generation Network solutions (SURPASS) for convergence of voice and data services, IP Routing and system integration solutions for the fast developing China telecommunications market. BISC had been formally recognized as one of the 500 Largest Industry Enterprises in China, Top 100 Enterprises of Electronic Industry, and Top Ten

Foreign Invested Industrial Enterprises of the Beijing Municipality. For more information about BISC visit http://www.bisc.com.cn


About Alvarion


Alvarion is a powerhouse of point-to-multipoint broadband wireless access (BWA) solutions for telecom carriers, service providers, and Enterprises worldwide. Alvarion's systems are used to provide Internet access and voice and data services for subscribers in the last mile, as well as for cellular network feeding, building-to-building connectivity, and wireless local area networks
(LANs).


Alvarion, which was formed by the merger of BreezeCOM and Floware, offers the broadest range of BWA solutions by market segment and frequency band. Its solutions are designed to address all carriers' and service providers' business models. With the combined market experience of its founding companies, a strong customer base, diversified distribution channels and field-proven deployments, Alvarion is the leading BWA pure-play provider for all types of end-users, from residential subscribers to business customers.


For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.


This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.


----------------------
Contact:
     Alvarion
     Dafna Gruber, +972 3 645 6252
     dafna.gruber@alvarion.com
      or
     KCSA
     Joseph A. Mansi / Lee Roth,
     +1 212 896 1205 / +1 212 896 1209
     jmansi@kcsa.com / lroth@kcsa.com

PRESS RELEASE                                                  Source: Alvarion

Alvarion Reports Third Quarter and First Nine Months 2002 Results
Tuesday November 5, 2:04 am ET


TEL-AVIV, Israel--(BUSINESS WIRE)--Nov. 5, 2002--Alvarion Ltd. (NASDAQ: ALVR -
News), a leading provider of Broadband Wireless Access (BWA) solutions, today announced its financial results for the third quarter ended September 30, 2002.

Revenues for the third quarter of 2002 were $21.6 million, compared with $22.3 million for the second quarter of 2002 and $27.8 million for the third quarter of 2001.


Net loss for the third quarter of 2002 was $(4.8) million, or $(0.09) per share, compared with $(5.0) million, or $(0.09) per share, for the second quarter of 2002, and $(72.5) million, or $(1.61) per share, in the third quarter of 2001.


If amortization of current technology and deferred stock compensation were excluded from the Company's third quarter 2002 results, the net loss on a pro-forma basis for the quarter would have been $(4.0) million, or $(0.07) per share. This compares with a pro-forma net loss of $(4.3) million, or $(0.08) per share, in the second quarter of 2002.


For the nine month period ended September 30, 2002, revenues were $66.5 million, compared with revenues of $74.1 million for the comparable period in 2001. Net loss for the nine months was $(15.3) million, or $(0.28) per share, compared with a net loss of $(93.4) million, or $(2.83) per share for the nine months ended September 30, 2001.


Cash reserves as of September 30, 2002 were $170.0 million, compared with $175.2 million as of June 30, 2002. This reduction of cash reserves resulted from $3.4 million relating to operational expenses and $1.8 million relating to the Company's continued repurchase of its outstanding shares. Since the initiation of the share buyback plan, a total of 2.1 million shares have been purchased at a total consideration of $4.5 million.


The Company also announced today that it has implemented workforce reductions designed to better align expenses with revenues. This program, which includes a workforce reduction of about 60 employees, is expected to result in a decrease in the company's expenses of at least $1 million per quarter. The savings will be fully reflected in the results of the first quarter of 2003.


Commenting on the third quarter, Zvi Slonimsky, CEO of Alvarion, said, "Our solid third quarter results in the face of continued weakness in the telecom market confirm the value of our diverse customer base and product lines. We are on track with our work plan, which continues to deliver improved gross margins and decreased operating expenses together with a reduced cash burn and loss per share. We remain committed to continue developing our leading products for all our segments, including both carriers and service providers."


Mr. Slonimsky continued, "Our North American sales improved during the quarter and continue to be strong. For example, Midwest Wireless, a large cellular service provider in Minnesota, has deployed a BreezeACCESS network across a vast rural region to support new revenue-generating Internet access services. To address the region's emerging Emergency Service opportunity, we have recently launched the BreezeACCESS SU-M Mobile Radio Unit. This unit is specifically designed to support the growing demand for Homeland security. We see some very promising opportunities in this market and expect them to start materializing early in 2003.


"Sales were also strong in Southeast Asia and Eastern Europe. During the quarter, we announced orders from CamGSM, Cambodia's largest cellular operator, and from Moscow Cellular Communications, a leading Russian cellular operator. These and other cellular operators are combining their existing cellular assets with our products to launch uniquely cost-effective Internet access and VPN services."


Mr. Slonimsky concluded, "Notwithstanding today's difficult environment, we continue to see demand for BWA. We are confident that the combination of our comprehensive product offerings, worldwide presence, and determined sales and marketing effort will position us to take full advantage of growth in broadband demand as the global economy and technology sector improve. We continue to invest in our company to secure our position as the leader of the BWA market."


The Company will hold a teleconference today, November 5, 2002, at 9:00 a.m. EST to discuss the quarter's results. To participate in the call, please dial (888) 417-2310 (in the U.S.), or (973) 582-2710 (internationally), approximately five minutes prior to the scheduled call start time. The call will also be available live as a Webcast on www.kcsa.com and www.alvarion.com, where it will be archived and available for replay for 30 days. A replay of the call can also be accessed via telephone from 11:00 a.m. EST on November 5, 30, 2002 through 11:59 p.m. on November 12, 2002 by calling (877) 519-4471 in the Unites States, or
(973) 341-3080 internationally, and entering the following access code: 3543822.


About Alvarion


Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.


Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers. For more information, please visit Alvarion's web site at http://www.alvarion.com.


This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

                                  ALVARION LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            U.S. dollars in thousands

                                                    September December
                                                       30,       31,
                                                      2002      2001
                                                    -------- --------
          ASSETS
Cash, cash equivalents, short-term and long-term
 investments                                        $169,943 $182,969

Trade receivables                                     11,004   15,563

Other accounts receivable                              4,699    9,273

Inventories                                           29,925   32,580

Severance pay fund                                     3,561    3,217

PROPERTY AND EQUIPMENT, NET                           11,196   11,153

GOODWILL AND OTHER INTANGIBLE ASSETS                  51,040   52,840
                                                    -------- --------

TOTAL ASSETS                                        $281,368 $307,595
                                                    ======== ========


          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables                                      $  9,571 $ 11,253

Other accounts payable and accrued expenses           25,186   31,918
                                                    -------- --------

Total current liabilities                             34,757   43,171


LONG TERM LIABILITIES                                  5,228    5,228

ACCRUED SEVERANCE PAY                                  5,094    4,945
                                                    -------- --------

TOTAL LIABILITIES                                     45,079   53,344

SHAREHOLDERS' EQUITY                                 236,289  254,251
                                                    -------- --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $281,368 $307,595
                                                    ======== ========

                                  ALVARION LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. dollars in thousands (except per share data)


                              Nine      Nine       Three      Three
                              Months    Months     Months     Months
                              Ended     Ended      Ended      Ended
                             September September  September  September
                                30,       30,        30,        30,
                             --------  --------   --------   --------
                               2002      2001       2002       2001
                             --------  --------   --------   --------

Sales                        $ 66,535  $ 74,126   $ 21,555   $ 27,823

Cost of sales                  41,735    44,561     13,271     17,435

Write-off excess inventory
 and provision for inventory
 purchase commitments               -    53,881          -     34,476
                             --------  --------   --------   --------

Gross profit                   24,800   (24,316)     8,284    (24,088)
                             --------  --------   --------   --------

Operating expenses:
Research and development, net  18,691    15,664      5,794      7,446
Selling and marketing          19,946    22,989      6,579      8,702
General and administrative      4,539     4,835      1,469      2,078
Amortization of current
 technology & deferred stock
 compensation                   2,240     1,127        741      1,127
Non- recurring expenses                  34,438                34,438

                             --------  --------   --------   --------
Total Operating expenses       45,416    79,053     14,583     53,791

                             --------  --------   --------   --------
Operating loss                (20,616) (103,369)    (6,299)   (77,879)

Financial income, net           5,299     6,711      1,513      2,171

                             --------  --------   --------   --------
Net loss                     $(15,317) $(96,658)  $ (4,786)  $(75,708)
                             --------  --------   --------   --------

Shareholders' interest in
 loss of a merged company
 prior to the merger                -     3,214          -      3,214
                             --------  --------   --------   --------
Net loss                     $(15,317) $(93,444)  $ (4,786)  $(72,494)
                             --------  --------   --------   --------

Basic and diluted loss per
 share                       $  (0.28) $  (2.83)  $  (0.09)  $  (1.61)
                             ========  ========   ========   ========

Weighted average number of
 shares used in computing
 basic and diluted loss per
 share                         54,395    34,154     54,168     44,960
                             ========  ========   ========   ========

                                  ALVARION LTD.
           * PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. dollars in thousands (except per share data)

                              Nine      Nine       Three      Three
                              Months    Months     Months     Months
                              Ended     Ended      Ended      Ended
                            September  September  September  September
                               30,        30,        30,        30,
                             --------  --------   --------   --------
                               2002       2001       2002       2001
                             --------  --------   --------   --------

Sales                        $ 66,535  $111,868   $ 21,555   $ 27,823

Cost of sales                  41,735    70,748     13,271     17,435
                             --------  --------   --------   --------

Gross profit                   24,800    41,120      8,284     10,388
                             --------  --------   --------   --------

Operating expenses:
Research and development,
 net                           18,691    25,765      5,794      7,446
Selling and marketing          19,946    28,351      6,579      8,702
General and administrative      4,539     6,630      1,469      2,078

                             --------  --------   --------   --------
Total Operating expenses       43,176    60,746     13,842     18,226

                             --------  --------   --------   --------
Operating loss                (18,376)  (19,626)    (5,558)    (7,838)

Financial income, net           5,299     8,783      1,513      2,171

                             --------  --------   --------   --------
Net loss                     $(13,077) $(10,843)  $ (4,045)  $ (5,667)
                             --------  --------   --------   --------

Basic and diluted loss per
 share                       $  (0.24) $  (0.20)  $  (0.07)  $  (0.10)
                             ========  ========   ========   ========

Weighted average number of
 shares used in computing
 basic and diluted loss
 per share                     54,395    53,591     54,168     54,081
                             ========  ========   ========   ========

        The Pro-Forma Statements of operations for the periods ended September 30, 2002 exclude the amortization of current technology & deferred stock compensation.

        The Pro-Forma Statements of operations for the periods ended September 30, 2001 reflect the results of the combined company as if the merger of BreezeCOM & Floware occurred on January 1, 2001.The proforma statements do not include non recurring expenses and merger related expenses such as: In-process R&D, restructuring costs, merger expenses, Investment Write-Off, Inventory Write-Off, and amortization of current technology and deferred stock compensation.


        The above Pro-Forma information is for informational purposes only. It is not prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) and should not be considered as a substitute for our historical financial information prepared in accordance with GAAP.


---------------------------
Contact:
     Alvarion
     Dafna Gruber, +972-3-645 6252
     dafna.gruber@alvarion.com
         or
     Alvarion Investor Contact:
     KCSA Worldwide
     Joseph A. Mansi, 212/896-1205
     jmansi@kcsa.com
     Lee Roth, 212/896-1209
     lroth@kcsa.com

PRESS RELEASE                                             Source: Alvarion Ltd.

JAPAN'S SPEEDNET PLACES A FOLLOW ON ORDER FOR ADDITIONAL 20,000 ALVARION SUBSCRIBER UNITS
TUESDAY NOVEMBER 12, 6:05 AM ET

SUCCESSFUL WIRELESS ISP CONTINUES TO EXPAND ONE OF THE WORLD'S LARGEST BWA DEPLOYMENTS

TEL-AVIV, Israel--(BUSINESS WIRE)--Nov. 12, 2002--Alvarion Ltd. (NASDAQ: ALVR -
News), a leading provider of Broadband Wireless Access (BWA) solutions, today announced that it has received a follow-on order for 20,000 BreezeACCESS(TM) subscriber units from SpeedNet Corporation, a Japanese wireless Internet Service Provider, bringing its total purchases from Alvarion to 40,000 subscriber units.

SpeedNet is now among the largest BWA deployments in the world.


Founded in 1999 as a joint venture of the Tokyo Electric Power Company (TEPCO), Softbank and Microsoft, SpeedNet is a pure-play wireless ISP serving the greater Tokyo metropolitan area. It provides "always on" high speed Internet access. Alvarion's robust, easy-to-deploy BreezeACCESS technology enables SpeedNet to provide high-quality, affordable services in densely populated areas. Leveraging TEPCO's vast electricity pole infrastructure and fiberoptic backbone, SpeedNet has been able to launch its services quickly and cost-effectively. In the initial phase, SpeedNet connected more than 23,000 residential customers in Tokyo, Saitama, Kanagawa, and Chiba.


Commenting on the news, Hiroyuki Baba, Exective Vice President of SpeedNet, said, "SpeedNet is now proving that the Broadband Wireless Access technology has reached maturity and can ensure mass market deployment. It can be economically deployed almost everywhere, even in regions where the competitive environment is highly challenging. Alvarion's superb technology has been the key for providing consistent, high-quality services at a price that competes successfully with DSL alternatives.


In addition, because the subscriber units are so easy to install, we have been able to guarantee very short installation times, a promise that has boosted our credibility and user base. With millions of potential customers in our target areas, we are excited to continue pursuing more customers with an even more extensive BWA network."


Zvi Slonimsky, CEO of Alvarion, added, "This is an important milestone for the industry. SpeedNet's successful mass deployment proves again that a business model built on the right technology, smart marketing, and an emphasis on service has the power to build significant revenues and a huge base of satisfied customers. The advanced features of our BreezeACCESS system, including its Frequency Hopping Spread Spectrum (FHSS) radio technology, highly robust and scalable architecture, and easy-to-deploy customer units, make it ideal for urban deployments like Tokyo. We are pleased that SpeedNet sees our technology as an important part of its success, and look forward to supporting them as they continue to expand their business."


About SpeedNet


SpeedNet Corporation is a joint venture between TEPCO (77.13%), one of Japan's ten major power companies, Softbank (10.35%), and Microsoft (10.35%). SpeedNet provides dedicated low cost, high speed Internet access based on an IP network, and using an integrated combination of optical fiber, metal, and wireless technologies.

About Alvarion


Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.


Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.


For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.


This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.


-----------------------
Contact:
     Alvarion
     Dafna Gruber, +972 3 645 6252
     dafna.gruber@alvarion.com
         or
     KCSA
     Joseph A. Mansi, +1 212 896 1205
     jmansi@kcsa.com
     Evan Smith, +1 212 896 1251
     esmith@kcsa.com






------------------------------------
SOURCE: ALVARION LTD.

                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ALVARION LTD.

Date: November 12, 2002                 By: /s/ Dafna Gruber
                                            ----------------------------------
                                            Name: Dafna Gruber
                                            Title: Chief Financial Officer








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